March 26, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Mary Cole

Re:                             TriplePoint Venture Growth BDC Corp.
Registration Statement on Form N-2 (File No. 333-197089)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form N-2 (File No. 333-197089) (the “Registration Statement”), we hereby advise you that the underwriters expect to distribute approximately 5,010 preliminary prospectuses dated March 26, 2015 (the “Preliminary Prospectus”) between March 26, 2015 and March 27, 2015 to prospective underwriters, institutional investors and retail investors.

The foregoing information with respect to the distribution of the Preliminary Prospectus is furnished pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the request for acceleration of the effective date of the Registration Statement.

We have delivered or will deliver, and have been informed by participating underwriters that they have delivered or will deliver, not less than 48 hours prior to the time they expect to mail confirmations of sale, a preliminary prospectus complying with Rule 430 under the Securities Act.  We have complied and will continue to comply, and have further been informed by participating underwriters that they have complied and will continue to comply, with the other requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 461 under the Securities Act, each of the undersigned, as a representative of the prospective underwriters of the above captioned securities, hereby joins in the request of TriplePoint Venture Growth BDC Corp. that the effective date of the Registration Statement be accelerated to 4:30 p.m. Eastern Standard Time on March 26, 2015, or as soon thereafter as practicable.

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Sincerely,

Morgan Stanley & Co. LLC

By:	/s/ Morgan Stanley & Co. LLC
(Morgan Stanley & Co. LLC)

Wells Fargo Securities, LLC

By:	/s/ Wells Fargo Securities, LLC
(Wells Fargo Securities, LLC)